SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                             FORM 15

  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
      Suspension of Duty to File Reports Under Sections 13
        and 15(d) of the Securities Exchange Act of 1934

                 Commission File Number 1-10827

                 PHARMACEUTICAL RESOURCES, INC.
     (Exact name of registrant as specified in its charter)

One Ram Ridge Road, Spring Valley, New York 10977, (914) 425-7100
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Series A Convertible Preferred Stock, $.0001 per share
    (Title of each class of securities covered by this Form)

                  Common Stock, $.01 par value
                  Common Stock Purchase Rights
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [ x ]   Rule 12h-3(b)(1)(ii)      [   ]
Rule 12g-4(a)(1)(ii)     [   ]   Rule 12h-3(b)(2)(i)       [   ]
Rule 12g-4(a)(2)(i)      [   ]   Rule 12h-3(b)(2)(ii)      [   ]
Rule 12g-4(a)(2)(ii)     [   ]   Rule 15d-6                [   ]
Rule 12h-3(b)(1)(i)      [   ]

          Approximate number of holders of record as of the
certification or notice date:    0

          Pursuant to the requirements of the Securities Exchange
Act of 1934 Pharmaceutical Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 3, 1996          By: Robert I. Edinger
                                    ----------------------------
                                    Robert I. Edinger, Executive
                                    Vice President, Chief
                                    Financial Officer and Secretary